Filed Pursuant to Rule 433
Registration No. 333-263304
Dated: January 16, 2024
Pricing Term Sheet
This term sheet supplements the information set forth under “Description of the Notes” in the Prospectus Supplement, subject to completion, dated January 16, 2024 to the Prospectus dated April 11, 2022 (the “Preliminary Prospectus Supplement”).

Issuer:	JPMorgan Chase & Co.

Security Type:	SEC Registered Senior Notes

Security:	Floating Rate Notes due 2028

Currency:	USD

Size:	$500,000,000

Maturity:	January 23, 2028

Payment Frequency:	Quarterly

Day Count Fraction:	Actual/360

Index:	Benchmark rate, which will initially be Compounded SOFR as described under “Description of the Notes—Interest on the notes” in the Preliminary Prospectus Supplement.

Re-offer Spread to Index:	+120 basis points

Price to Public:	100% of face amount

Proceeds (Before Expenses) to Issuer:	$498,750,000

Interest Payment Dates:	January 23, April 23, July 23 and October 23 of each year, commencing April 23, 2024.

Business Day:	New York

Business Day Convention:	Modified Following Business Day

Reset Frequency:	Quarterly

Optional Redemption:
We may redeem the notes, at our option, in whole, but not in part, on January 23, 2027 upon at least 5 days’ but no more than 60 days’ notice to holders of the notes, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

In addition, we may redeem the notes, at our option, in whole at any time or in part from time to time, on or after December 23, 2027, upon at least 5 days’ but no more than 60 days’ notice to holders of the notes, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

The foregoing supplements and supersedes the information set forth under “Description of the Notes” in the Preliminary Prospectus Supplement.

CUSIP/ISIN:	46647PDZ6 / US46647PDZ62

Trade Date:	January 16, 2024

Settlement Date:	January 23, 2024 (T+5)

Denominations:	$2,000 x $1,000

Concurrent Issuance:
In addition to the notes described in this term sheet, JPMorgan Chase & Co. is concurrently offering $2,500,000,000 of fixed-to-floating rate notes due 2028, $2,500,000,000 of fixed-to-floating rate notes due 2030 and $3,000,000,000 of fixed-to-floating rate notes due 2035. The consummation of each of these offerings is not contingent on any other offering.

Sole Bookrunner:	J.P. Morgan Securities LLC

Co-Managers:
Bank of China Limited, London Branch
BBVA Securities Inc.
BMO Capital Markets Corp.
Capital One Securities, Inc.
CIBC World Markets Corp.
Commonwealth Bank of Australia
Danske Markets Inc.
Fifth Third Securities, Inc.
Huntington Securities, Inc.
ING Financial Markets LLC
Intesa Sanpaolo IMI Securities Corp.
KeyBanc Capital Markets Inc.
Lloyds Securities Inc.
Mizuho Securities USA LLC
MUFG Securities Americas Inc.
Nordea Bank Abp
PNC Capital Markets LLC
RB International Markets (USA) LLC
RBC Capital Markets, LLC
Regions Securities LLC
Santander US Capital Markets LLC
Scotia Capital (USA) Inc.
SG Americas Securities, LLC
SMBC Nikko Securities America, Inc.
Standard Chartered Bank
TD Securities (USA) LLC
Truist Securities, Inc.
U.S. Bancorp Investments, Inc.
Westpac Capital Markets LLC
Academy Securities, Inc.
C.L. King & Associates, Inc.
Cabrera Capital Markets LLC
CastleOak Securities, L.P.
Drexel Hamilton, LLC
Falcon Square Capital LLC
Great Pacific Securities
Loop Capital Markets LLC
Mischler Financial Group, Inc.

Penserra Securities LLC R. Seelaus & Co., LLC Roberts & Ryan Investments, Inc. Samuel A. Ramirez & Company, Inc. Siebert Williams Shank & Co., LLC Telsey Advisory Group LLC Tigress Financial Partners, LLC
Certain of the underwriters are not U.S. registered broker-dealers, and will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.
Settlement Period: The closing will occur on January 23, 2024 which will be more than two U.S. business days after the date of this pricing term sheet. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in two business days, unless the parties to a trade expressly agree otherwise.
JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.
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